1290 AVENUE OF THE AMERICAS NEW YORK NEW YORK 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,

ORANGE COUNTY, SACRAMENTO,

WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

May 4, 2006	Writer’s Direct Contact
212/468-8163
JTanenbaum@mofo.com

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonic Solutions Form 10-K for Fiscal Year Ended March 31, 2005

Filed June 29, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Filed August 15, 2005

Form 8-K filed May 17, 2005 and August 16, 2005

File No. 000-23190

Dear Mr. Skinner:

On behalf of Sonic Solutions, a California corporation (the “Company” or “Sonic”), we are providing to you this letter in response to the additional comment letter, dated April 3, 2006, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Annual Report”), the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “First Quarter 10-Q”), and the Company’s Current Reports on Form 8-K filed on May 17, 2005 (the “May Form 8-K”) and August 16, 2005 (the “August Form 8-K”).

We have expended significant resources over the last few months in addressing the questions that were originally raised by the Staff in the initial comment letter, dated September 26, 2005. In the April 3, 2006 letter, the Staff has asked us to further explain certain issues relating to valuation of the Roxio trade name acquired in the Company’s December 17, 2004 acquisition of the consumer software division of Roxio, Inc. (the “Roxio CSD”). We have given the matter considerable thought and we believe that our approach and determinations were reasonable.

Mr. Brad Skinner

May 4, 2006

Page Two

In regards to your specific questions, we have set forth the Staff’s comments below followed by the Company’s responses:

Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Roxio CSD Acquisition, page 82

1.	You indicated in your response letter dated January 20, 2006 that you considered a specific trademark/trade name license that you had entered into prior to the Roxio acquisition but concluded that using other industry comparables were more appropriate as the margins on the products sold under your previous trademarkwere lower than those of the Roxio products. Please explain to us in more detail why you did not believe that your previous trademark/trade name history was relevant to your analysis.

While the Company did consider its previous trademark/trade name history to be relevant to its analysis, the Company also looked to industry comparables due to certain characteristics of the Company’s own earlier license arrangement that distinguished it from the Roxio trade name/trade mark:

“Additionally, Sonic [had] an existing license agreement with Adaptec Inc. that was given specific consideration. Under this agreement, Adaptec [sold] Sonic products under the Adaptec name through Adaptec’s distribution channel. Assuming that 50% of payments to Adaptec are attributable to the use of the distribution channel and the other 50% are attributable to the trademark and trade name, the agreement suggests an implied royalty rate of approximately 15% for the use of Adaptec’s trademarks and trade names. However, the pre-tax margin on Adaptec’s products is estimated to be approximately 36% compared to an estimated pre-tax margin of approximately 14% for the Software Division. Taking this agreement and the royalty rates shown on Table 4 [relating to third party licensing transactions] into consideration, a royalty rate of 6.5% was selected for the valuation of the “Roxio” trademarks and trade names.” (From the Ernst & Young Valuation Report, “Sonic solutions –Acquisition of Roxio, Inc’s Software Division,” February 25, 2005) (Emphasis added).

Thus, the Adaptec arrangement was considered in the context of other software royalty related information in selecting an appropriate royalty rate to be used in the Roxio valuation.

2.	You indicated in your response letter dated January 20, 2006 that you selected a royalty rate that was within the mean range of the comparable

Mr. Brad Skinner

May 4, 2006

Page Three

arrangements. Please tell us more about your process for selecting the appropriate royalty rate. Explain what you mean by “mean range” and why you believe it was appropriate to select a rate that was within this range rather than the mean itself. As part of your response, provide us with the royalty rate that you selected and the rates of each of the nine comparable transactions.

In retrospect, “mean range” was a poor choice of words. As further reflected in the summary table below, the transactions selected and analyzed by the Company and Ernst & Young (“E&Y”), its valuation firm included, with respect to one licensor, a range of royalty rates. As a consequence, the average (mean) royalty rate for the analyzed transactions was itself a range. The royalty rate selected (6.5%) is within this range, although it is not the “mean of the range” (which is 6.24%). Based on discussions with E&Y, the Company selected 6.5% as an appropriate royalty rate as it was both within the range of comparables and did not overemphasize certain of the lowest royalty rates (principally those associated with the licensing arrangements of Adobe Systems Inc.).

Royalty Rate Data

Licensee	Licensor	Royalty Rate (Low)	Royalty Rate (High)
Delta Capital Technologies Inc	827109 Alberta Ltd	15.0%	15.0%
Sunncomm Inc	BTEK Software Inc	1.0%	1.0%
Ciphernet Inc	Codercard Inc	10.0%	10.0%
The Winners Exchange Ltd	Millennium Interactive Corp	1.5%	1.5%
(various)	Software Partners Inc	10.0%	10.0%
Adobe Systems Inc	(various)	0.3%	12.0%
Intn’l Micro. Software	Corel Corp	3.0%	3.0%
HTE Inc	International Business Machines Corp	5.0%	10.0%
(various)	Macromedia Inc (Authorware)	2.0%	2.0%
	High	15.00%	15.00%
	Low	0.30%	1.00%
	Average	5.31%	7.17%
	Median	3.00%	10.00%

3.	We have read your response to prior comment number 1. Please provide us with the following additional information related to each of the comparable transactions on a disaggregated basis:

•	Explain your basis for selecting the comparable transaction and summarize how the arrangement was comparable to the Roxio transaction;

Mr. Brad Skinner

May 4, 2006

Page Four

•	Explain how you concluded that adequate information was available for purposes of concluding that the comparable transaction was sufficiently similar to the Roxio transaction. In this regard, explain how the unknown elements of the comparable transactions impacted your analysis;

•	Describe the underlying technologies/products sold in connection with the comparable transaction as compared to those offered under the Roxio name;

•	Describe the magnitude and the long-term or perpetual nature of the comparable transaction as compared with the Roxio transaction; and

•	Explain, in detail, how the rights and rewards of the comparable transaction compared to those of the Roxio transaction.

In addition, explain to us how you determined that five of the arrangements were “likely” exclusive and why you included four arrangements in your analysis for which you were unable to determine exclusivity.

In determining the appropriate valuation model to use for the trade name, the Company relied in part upon the expertise of the consultants hired to value the assets acquired in the Roxio transaction – E&Y. The Company believes that E&Y’s expertise was specifically useful in selecting and evaluating comparable transactions. We have discussed your questions recited above with E&Y in formulating the responses that follow.

Basis for Selection

Before selecting comparable royalty arrangements used in the analysis, E&Y developed an understanding of the Roxio trade name and related products and services, including its history. E&Y had discussions with management of Sonic and Roxio, Inc., regarding the transferred assets, the competitive position of these assets and the negotiation processes that led to the Roxio CSD acquisition. They also analyzed the economic and competitive environments in which products related to the acquired assets are positioned and sold, as well as their historical financial performance and future prospects. In addition, E&Y considered the Company’s future plans for using the Roxio trade name and trademark. In performing its analysis, E&Y conducted interviews with senior management of Sonic and Roxio regarding the core/developed and in-process products and technologies and, as applicable, their respective stages of development, the time and resources needed to complete them, their expected cash flow generating ability and their remaining economic lives.

Given this information and analytical framework, E&Y conducted research on the royalty rates used for software licenses relative to other trademarks and trade names. Their

Mr. Brad Skinner

May 4, 2006

Page Five

selection of the nine comparable licensing arrangements considered numerous factors, including the nature of the licenses, the products involved and the magnitude of the arrangement. The nine comparable transactions were intended to provide a representative indication of the value and activity for licenses in the consumer software market and provide a benchmark valuation for the Roxio trade name and trademark. E&Y and the Company believe that the selected comparables provide an appropriate framework within which to value the Roxio trade name and trademark.

Unknown Elements of the Comparable Transactions

In determining that the nine transactions were comparable, E&Y did not explicitly consider the “unknown elements of the comparable transactions” in the analysis. The use of a relatively high discount rate (12%)1 to present value the projected cash flows in calculating the fair value of the brand name helps address the uncertainty attached to having less than perfect information regarding comparable transactions.

The Company consulted with E&Y regarding the additional information that the Staff requested regarding each of the comparable transactions. E&Y explained that, where such information was publicly available, it was incorporated into the valuation analysis,2 and where such information was not fully available in the public records (for example, with respect to the Staff’s question regarding the exclusive nature of the comparables), it considered various factors and relevant indicia, including specific references to exclusivity, the transfer of equity or other rights and/or the sale of business units in connection with such comparables. To the extent that detailed information of the sort identified by the Staff (i.e., an analysis of the underlying technologies/products sold, the magnitude and long term or perpetual nature of the comparables and the rights and rewards of the comparable transactions) was not directly or indirectly available, E&Y did not specifically consider the

[1]	By way of comparison, E&Y employed a discount rate of 10% in performing its valuation analysis with respect to Roxio customer contracts and related relationships.
[2]	For example, with regard to the Staff’s question about underlying technology being licensed in the comparables, E&Y was able to ascertain the following:

Licensor or (Licensee)	Licensed Technology

827109 Alberta Ltd	Software applications permitting users to engage in e-Business

BTEK Software Inc.	Software protecting audio CDs from unauthorized duplication

Codercard Inc	Security and access products for electronic payment systems

Millennium Interactive Corp	Database management, transaction tracking and reporting software

Software Partners Inc	Software tools allowing backup, encryption and file storage capabilities

(Adobe Systems)	Various PostScript and related technologies

Corel Corp	Computer-aided design and diagramming software

IBM	Software applications for public sector usage

Macromedia	Interactive media creation software

Mr. Brad Skinner

May 4, 2006

Page Six

particular factor. In E&Y’s view, attempting to take additional steps to ascertain such information would be beyond the scope of what an appraiser ordinarily would undertake in an analysis of this nature.

As part of the process to verify that the approach the Company followed was reasonable, the Company spoke with experts from three valuation firms regarding the methods used in its analysis. Each indicated that the “Relief from Royalty method” is the most common method for valuing trade names and trademarks acquired in a purchase transaction. In such an analysis, comparable royalty rates are typically identified by the licensor’s SIC code and a royalty rate is selected from the range thus identified. E&Y’s methodology is consistent with this approach and the Company concluded that it is conceptually sound.

In summary, the Company’s analysis of the value assigned to the Roxio trade name and trademark was performed in close consultation with, and based upon methodologies and industry comparables selected by, one of the industry leaders in providing this service – E&Y. E&Y is a market leader in transaction advisory services and valuing business acquisitions, and has had substantial experience in the methodologies and approaches used to value comparable assets. Management believes it is appropriate to rely on their expertise in this matter. Since the same methodology has been used in many other valuations of purchase business transactions, to challenge the validity of this methodology is, in essence, to question the integrity of numerous other registrants’ accounting.

The Company also wishes to note that its intent is to produce accurate financial statements that comply with the specific requirements of U.S. GAAP and that it believes that the fair value assigned to the Roxio trade name and trademark meets that objective. However, even if it is hypothetically assumed that that the fair value assigned to the Roxio trade name is misstated, any resulting change in that value would be directly allocated to goodwill, which is also not amortized. The Company further notes that there is no fundamental difference in the impairment analysis approach for an intangible asset with an indefinite useful life and for goodwill.

4. Please provide us with the following additional information regarding your conclusion that the Roxio trade name has an indefinite life:

•	Explain how the relatively brief and somewhat volatile operating history associated with the Roxio trade name factored into your conclusion;

Roxio’s trade name history is relatively short, but the installed user base for Roxio products and the recognition associated with the Roxio brand name has grown appreciably over time. Also, given the ubiquitous nature and significant growth in demand for consumer media products, Company management placed significant emphasis on current factors and future expectations in addition to the history of the name.

Mr. Brad Skinner

May 4, 2006

Page Seven

Prior to the acquisition of the Roxio CSD by the Company, Roxio, Inc. was a publicly traded company. Roxio was incorporated in August 2000, as a wholly-owned subsidiary of Adaptec, Inc. and was spun off from Adaptec in May 2001. Subsequently, the Roxio CSD distributed tens of millions (or more) of copies of Roxio software and generated hundreds of millions of dollars in gross revenues under the Roxio brand name. The Company then acquired the Roxio CSD in December 2004, devoting further resources and implementing new strategies for promoting and enhancing the Roxio trade name and trademark. As one example (additional examples have been provided in the Company’s previous correspondence with the Staff), by re-branding the Company’s own consumer product line under the Roxio trade name and trademark, the Company has taken significant steps to further enhance the Roxio mark’s recognition and value. In 2005, the Company spent $31.6 million or 34.9% of net revenue, on research and development and expects that research and development expenditures will continue to increase in future periods.

While the history of the Roxio trade name is relatively brief, the Company is a dominant player in a market that is experiencing significant growth. The Company has an installed base of approximately 250 million units of its software products and consumer demand for Roxio software products is expected to grow for the foreseeable future.

•	Explain how the size of your company, as compared to companies that you currently compete with and those you expect to compete with in the future, factored into your conclusion;

Management considered the Company’s relative size in reaching its conclusions regarding useful life of the Roxio trade name and trademark. While a number of much larger companies, such as Microsoft, Apple and Adobe, manufacture and distribute products that are important for the creation and management of digital media assets, in many respects these companies create more in the way of opportunities than competition for the Company. For example, although Microsoft’s Windows XP operating system contains certain basic CD editing and burning functionality, the Company has capitalized on its relative flexibility, lower overhead and ability to react quickly to changing demands, releasing products that have supplemented, personalized and enhanced Windows XP’s relatively limited capabilities. The Company believes that, for the foreseeable future, there will continue to be significant opportunities for it to utilize the Roxio trade name and trademark in addressing changing customer demands and evolving usage models faster and more efficiently than larger competitors and potential competitors. Further, being smaller also enables the Company to more easily customize arrangements with its distribution channel partners.

•	Provide us with the periods over which cash flows were assumed for valuing the Roxio trade name and in the comparable transactions, if known;

Mr. Brad Skinner

May 4, 2006

Page Eight

In valuing the Roxio trade name, E&Y explicitly used expected cash flows for seven years (through 2012) and implicitly used cash flows subsequent to 2012 in its estimate of the terminal value of the asset. Because of the relatively high discount rate used, the cash flows beyond 2012 have little impact on the ultimate estimated value and were not explicitly estimated.

•	Explain how you will maintain consumers’ association of the Roxio trade name from products offered using the current technology to products containing new and substantially different technologies;

The Company has implemented a comprehensive strategy for the Roxio trade name in which all current and future consumer desktop products, including products previously sold under the “Sonic” label, will carry the Roxio name. By following a strategy of consistently incorporating new technologies and features into existing products while maintaining product quality, consumers will expect ongoing enhancements to the Roxio product line. Accordingly, management believes the natural cycle of product transition to new and perhaps substantially different technologies will be transparent to consumers.

Other technology and other companies, including Dolby (analog to digital products) and Apple Computer (computers to personal electronics to music services), continue to use their respective trade names and trademarks for products and services substantially different and enhanced from earlier products. Yet, over time, these brands have retained or increased in value. Similarly, the products and technology associated with the Roxio trade name and trademark today differ from those associated with the brand prior to the Roxio CSD acquisition and will continue to evolve in the future.

•	Describe how you evaluated the expected length of your OEM relationships and the likelihood of retention

Management believes the Company’s relationships with OEM customers are strong and will be maintained or enhanced. These relationships were considered a positive factor in the Company’s assessment of the economic life of the Roxio brand.

The OEM relationships represent an important distribution channel for Roxio products and it is a priority for the Company to continually develop them. While relationships with specific OEMs will undoubtedly change in the future, overall, management believes the Company will strengthen many of the relationships it has and add new ones. Moreover, as the demand for consumer electronic devices increases and these products become more sophisticated, the Company believes that new OEM distribution opportunities will arise regularly. For example, the increasing capacity of mobile phones to act as interactive multimedia devices has already resulted in a significant new OEM distribution channel for the Company’s products. While relationships with specific OEMs will evolve, the Company believes that, for the foreseeable future, its OEM relationships will be maintained and/or grow in their aggregate strength and value.

Mr. Brad Skinner

May 4, 2006

Page Nine

•	Clarify the extent to which your retail channel is dependent on retaining the OEM relationships and explain how any such dependence factored into your conclusion.

Management believes that the retail and OEM channels are complementary. Generally speaking, while the economics and relationships differ greatly in these two channels, the Company believes that it can leverage its retail relationships and brand recognition to strengthen its OEM relationships and vice versa. In considering the value of the Roxio trade name and trademark, the Company considered the strength and relative stability of its OEM relationships to be a positive factor, providing the Company with a way to strengthen and enhance an already well-know trademark through new channels. That said, while a hypothetical deterioration of the Company’s OEM relationships would doubtlessly impact its retail sales, the Company viewed (and continues to view) the Roxio brand name as being independently viable in retail channels for the foreseeable future. Furthermore, the Company believes that its large installed user base will offer an additional means of perpetuating and strengthening the brand recognition of the Roxio trade name and trademark, especially as the Company’s products continue to grow increasingly interactive and allow greater communication of offers and upgrade opportunities directly to the Company’s existing customers.

The Indefinite Life Issue in Perspective

In reflecting on its accounting for the Roxio trade name, the Company has performed extensive accounting research and reviewed recent practice to challenge its initial conclusions. In that regard, the Company has carefully considered Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

First, there is little or no question that the trade name asset must be individually recognized and distinguished from goodwill. It arises from contractual or other legal rights under the Amended Purchase Agreement for the Roxio CSD dated December 17, 2004, between Sonic and Roxio, Inc. Notwithstanding the contractual rights, it also is true that “it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged . . .” These characteristics also require its separate recognition. (See SFAS No 141, paragraph 39.)

Mr. Brad Skinner

May 4, 2006

Page Ten

SFAS 141 does not provide guidance on accounting for intangible assets following initial recognition in connection with a business combination. Rather, as indicated in SFAS 141, paragraph 47, that guidance is provided by SFAS No. 142.

SFAS 142 provides specific guidance regarding determination of an intangible asset’s useful life: “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” (SFAS 142, paragraph 11). The Financial Accounting Standards Board (“FASB”) further concluded “that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.” (SFAS 142, paragraph B45. Emphasis added.)

Paragraph 11 of SFAS 142 provides guidance on determining the useful life of an intangible asset, and indicates that an estimate of the useful life of an intangible asset shall be based on an analysis of all pertinent factors. In addition to the matters discussed elsewhere in this response, Company management considered each of the factors listed in paragraph 11:

a.	the expected useful life of the asset by the entity –

There is no foreseeable limit on how long the Roxio trade name will be used and the Company believes the Roxio trade name has an indefinite life. As discussed previously, management has implemented various marketing and operational strategies designed to help ensure that outcome.

b.	the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate –

The Company does not expect the useful life of any other asset or group of assets to impact the useful life of the Roxio trade name.

c.	Any legal, regulatory or contractual provisions that may limit the useful life –

The Company is not aware of any legal, regulatory, contractual provisions, or other existing factors that may limit the useful life of the Roxio trade name.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided that there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

Mr. Brad Skinner

May 4, 2006

Page Eleven

The Company holds rights to use of the Roxio trade name in perpetuity. Similar to the situation described in example 7 in Appendix A of SFAS 142, the Company is entitled to renew the formal registered trademark status of the Roxio trademark every ten years at little cost and for an indefinite period. Thus, the Company believes that this factor supports an indefinite life conclusion for the Roxio trademark and trade name.

e.	The effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

Management specifically considered these factors in reaching its conclusion:

Obsolescence – There is risk that evolving technologies may result in emergence of competing products better positioned to meet consumer needs than our products. Technological developments have in the past and likely will continue to impact the usefulness of the Roxio product line. However, the Company is continuously enhancing its products and introducing new technological features. Management expects the existing product line to become obsolete over time, but that Roxio branded replacements will be embraced by the market. There is little question that the Roxio trade name will far outlive the current product line.

Demand and competition – the market for Roxio consumer application products is competitive. Digital media is a high growth area of the PC industry and will likely attract additional competition in the future. While other vendors may have technical and financial resources that exceed the Company’s, management believes it has strong relationships with OEMs and retailers that provide a competitive advantage. In addition, the Company is partnering with OEMs to enhance existing relationships and identify innovative ways, such as OEM bundling, to increase demand for the Roxio product line. Further, as stated above, the Company believes that, due to its relative size, its flexibility and its expertise, it actually benefits from the competitive landscape in which it operates. Moreover, with an installed user base of approximately 250 million units, the Roxio trade name is firmly established in the market.

Other economic factors – Management considered other economic factors including trends and developments in the computer and data storage software industries. For example, continued growth in the use of the internet and demand for consumer electronics should result in strong consumer demand for DVD and CD products. DVD and CD recorders have become standard items in PCs and management believes the Company is well-positioned to take advantage of this. The Company believes that it may enjoy substantial new sales opportunities for its Roxio-branded

Mr. Brad Skinner

May 4, 2006

Page Twelve

products as new high definition formats are introduced, consumer electronics devices become more central to digital media consumption, and as consumers demand additional enhanced and interactive features in the products they purchase.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

The Company does expect to incur significant expense pursuing necessary technological advances to ensure its products remain competitive. Revenue growth, due to increased demand for consumer products, is expected to more than offset these costs. These are product development costs that need to be incurred to remain competitive, not trade name maintenance costs.

The Company also specifically considered the last sentence in paragraph 11 of SFAS 142:

“If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite. Appendix A includes illustrative examples of different intangible assets and how they should be accounted for in accordance with this Statement, including determining whether the useful life an intangible asset is indefinite.” (Emphasis added.)

Based on the Company’s review of SFAS 142, it understands that selection of an indefinite life for an intangible asset is not optional, but required if an analysis of all pertinent factors indicates its life is indefinite. In support of this view, Example 4, in Appendix A of SFAS 142, describes a situation in which a broadcast license is deemed to have an indefinite life because cash flows are expected to continue indefinitely. Although in the Company’s case, the intangible asset is the Roxio brand name (as opposed to a broadcast license) Example 4 is relevant because in both situations, cash flows relating to the intangible asset are expected to continue indefinitely.

The Company believes it has followed the relevant accounting guidance in determining that the useful life of the Roxio trademark is indefinite. To be clear, the Company is not asserting that the life of the trade name is infinite, but simply that at this point, the cash flows related to this asset are expected to continue indefinitely. As required under SFAS 142, the Company will evaluate the useful life of the Roxio trade name on an ongoing basis. As economic factors change, and if there is evidence to suggest the useful life is not indefinite, the Company will begin to amortize the asset over the period that it is expected to contribute to cash flows. The Company believes that a prospective impairment assessment of the Roxio trademark will be fairly objective, based on the performance of Roxio branded products.

Mr. Brad Skinner

May 4, 2006

Page Thirteen

Management also believes that its analysis is consistent with general practice. For example, PricewaterhouseCoopers (“PWC”) conducted an analysis of more than 275 purchase transactions accounted for under U.S. GAAP completed July 2001 through year-end 2004.3 The PWC authors found that 40% of the transactions resulted in recognition of an intangible asset for trade names. Approximately 50% of those were determined to have indefinite lives.

********************

We would like to resolve the Staff’s concerns and bring this matter to conclusion. At this point, we believe we have provided the Staff with all reasonably available relevant information on our accounting approach and the assumptions that we followed in determining the fair value and useful life of the Roxio trade name. Obtaining additional information to support our accounting approach would require us to hire additional experts and incur significant expense. Before taking this step we respectfully request a meeting with the Assistant Director and the Division of Corporation Finance’s Chief Accountant’s Office, to discuss any issues that may remain and identify other alternatives to bring this matter to conclusion.

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at (212) 468-8163 or by facsimile at (212) 468-7900.

Sincerely,

/s/ James R. Tanenbaum
James R. Tanenbaum

cc:	Mr. David Habiger - Sonic Solutions

Mr. A. Clay Leighton - Sonic Solutions

Mr. Paul Norris - Sonic Solutions

[3]	From PWC’s November 1, 2005 “Meet the Experts” Conference; presentation entitled Acquisition Accounting IFRS 3- ‘Business Combinations’ by Nick Rea and Eckhard Spaeth. See http://www.meet-the-experts.org/presentations/DAY2/Rea_Spath.pdf for copy of presentation materials.